

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2021

Scott M. Haralson
Chief Financial Officer
Spirit Airlines, Inc.
2800 Executive Way
Miramar, FL 33025

> **Re: Spirit Airlines, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Filed February 10, 2021**
> **Form 8-K filed October 27, 2021**
> **File No. 001-35186**

Dear Mr. Haralson:

We have reviewed your November 19, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 5, 2021 letter.

Response Letter Dated November 19, 2021

Form 8-K filed October 27, 2021
Exhibit 99.1
Non GAAP Financial Measures, page 10

1. We note your response to prior comment 3. Provide us with additional detail regarding the nature of the Supplemental rent adjustments, including the extent to which they are similar to (or different than) maintenance overhaul expenses and supplemental rent incurred in the ordinary course. Your response should also provide quantitative information for each item included in the Supplemental rent adjustments for the nine months ended September 30, 2021 and whether the amounts incurred were cash settled operating expenses.

       You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation